Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges
(In Thousands)

						Pro Forma	Three Months Ended
	2002(1)	2003(1)	2004(1)	2005(1)	2006(1)	2006(2)	March 31, 2007 (3)
Earnings:
Pretax income from:
Continuing operations before income taxes	$18,963	$19,823	$24,662	$34,206	$31,933	$(16,484)	$(5,457)
Minority interest not incurring fixed charges	(2,594)	(2,278)	(1,801)	(1,809)	(1,652)	(1,652)	(551)
Fixed charges	3,538	4,086	3,911	11,109	43,299	259,108	74,225

Amortization of capitalized interest	—	—	—	—	6	32	16

Less: Capitalized interest	—	—	—	—	(254)	(1,286)	—

Total earnings	$19,907	$21,631	$26,772	$43,506	$73,332	$239,718	$68,233

Fixed Charges:
Interest expense	$1,030	$774	$909	$5,390	$34,509	$225,562	$68,204
Capitalized interest	—	—	—	—	254	1,286	—
Amortization of debt costs	—	—	—	603	1,054	18,983	3,836
Interest portion of rentals	2,508	3,312	3,002	5,116	7,482	13,277	2,185

Total fixed charges	$3,538	$4,086	$3,911	$11,109	$43,299	$259,108	$74,225

Rentals	$5,015	$6,624	$6,003	$10,232	$14,963	$26,553	$6,620

Times rentals by 50%	2,508	3,312	3,002	5,116	7,482	13,277	2,185

Ratio of Earnings to Fixed Charges	5.63	5.29	6.85	3.92	1.69	—	—

(1)	Reflects calculation of ratio of earnings to fixed charges of Tropicana Casinos and Resorts.

(2)	Reflects calculation of ratio of earnings to fixed charges of Tropicana Entertainment on a pro forma basis to give effect to the Aztar Acquisition and the corporate reorganization that occurred immediately prior to the consummation of the Aztar Acquisition. For this period, earnings were inadequate to cover fixed charges by $19.3 million .

(3)	Reflects calculation of ratio of earnings to fixed charges of Tropicana Entertainment. Includes Aztar’s results of operations from January 3, 2007, the date of its acquisition and earnings were inadequate to cover fixed charges by $6.0 million.